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This document has 3 pages.

02027498

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of April

PRESS RELEASE

TEMBEC INDUSTRIES INC.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

2

Tembec

PRESS RELEASE **FOR IMMEDIATE RELEASE**

Tembec expects March 2002 quarterly results to be below expectations

Montreal, April 17, 2002 - Tembec today announced that it expects to incur a net loss of approximately $0.65 per share for its second fiscal quarter ending March 30, 2002, before an unusual charge of $0.46 per share relating to the early redemption of debt. Several items will negatively impact the Company's results in the quarter. In late March, the Department of Commerce issued a final determination on antidumping duty which expanded the types of products subject to the duty. As well, the Company undertook a major process change at the St. Francisville, Louisiana Paper facility which led to lower operating efficiencies. The cost of this change combined with the annual mill wide shut down of the facility in March will negatively impact the Paper Group's earnings. Finally, the relative strength of the U.S. dollar vis-à-vis the Canadian dollar and the Euro continues to cause higher foreign exchange hedging losses for the Company. Compared to the prior quarter, the aforementioned items will increase the net loss by approximately $20.5 million or $0.24 per share.

As noted in a press release issued on March 7, 2002, the Company will also record an unusual charge of $40.0 million or $0.46 per share relating to the early redemption of its US$250 million 9.875% Senior Notes.

The Company will release its March 2002 quarterly financial results on Friday, April 26, 2002. The Company will hold a telephone conference with financial analysts and institutional investors to discuss these financial results on Monday, April 29, 2002 at 11:00 AM EDT. The conference call will be webcast at www.tembec.com in the "Investor Relations" section. Afterwards, a recording will also be available on the website.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $3.5 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Anyone wishing to receive Tembec's future press releases can do so by subscribing on line to Tembec's distribution list at www.tembec.com

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Source: **Tembec Inc.**

Contacts:

Michel Dumas
Vice President, Finance & CFO
Tel : (819) 627-4268

Charles Gagnon
Vice President, Corporate Relations
Tel.: (819) 627-4230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Date: April 22, 2002

by: ______________________

Claude Imbeau,
Vice-President, General Counsel and Secretary